IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IndyMac MBS, Inc.
(Exact Name of Registrant as Specified in Charter)

0001090295
(Registrant CIK Number)

Form 8-K for September 24, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-116470
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on October 4, 2004.

INDYMAC, MBS, INC.

By: Victor H. Woodworth

Victor H. Woodworth
Vice President

Exhibit Index

NY1 5605361v1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY Credit Suisse First Boston LLC

for

IndyMac MBS, INC.

Mortgage Pass-Through Certificates, Series 2004-AR9

IndyMac Bank®

New Issue Marketing Materials

$[351,054,750] (Approximate)

IndyMac INDX Mortgage Loan Trust
Mortgage Pass-Through Certificates, Series 2004-AR9

IndyMac Bank
Seller and Master Servicer

IndyMac MBS, Inc.
Depositor

Credit Suisse First Boston LLC
Lead Underwriter

[Countrywide Securities Corporation]
[Co-underwriter]

All statistical Information is preliminary.

COMPUTATIONAL MATERIALS DISCLAIMER

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston LLC. Neither the Issuer of the Certificates, the Depositor, nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information addresses only certain aspects of the applicable Certificates' characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the Certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication.

Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC trading desk at (212) 538-3831.

$[351,054,750](approx)
IndyMac INDX Mortgage Loan Trust
Mortgage Pass-Through Certificates, Series 2004-AR9
Hybrid ARM Mortgage Loans

Offered Certificates

Class	Certificate Size (1)	Expected Ratings (S&P/Mdy)	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
1-A	$53,550,000	AAA/Aaa	7.75%	WAC (3)	3-Yr Hybrid Jumbo Alt-A	Group 1 Senior
2-A	$43,952,000	AAA/Aaa	7.75%	WAC (4)	5-Yr Hybrid Jumbo Alt-A	Group 2 Senior
3-A	$51,632,000	AAA/Aaa	7.75%	WAC (5)	3-Yr Hybrid Conforming Alt-A	Group 3 Senior
4-A	$38,434,000	AAA/Aaa	7.75%	WAC (6)	5-Yr Hybrid Conforming Alt-A	Group 4 Senior
5-A-1	$63,000,000	AAA/Aaa	7.50%(7)	Floater (8)	Alt-A	Group 5 Super Senior
5-A-2	$62,000,000	AAA/Aaa	7.50%(7)	Floater (9)	Alt-A	Group 5 Super Senior
5-A-3	$13,900,000	AAA/Aaa	7.50%(7)	Floater (10)	Alt-A	Group 5 Senior Mezzanine

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.
(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.
(3) The Class 1-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 1 Mortgage Loans minus 0.02% per annum. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.0145%.
(4) The Class 2-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 2 Mortgage Loans minus 0.02% per annum. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.2641%.
(5) The Class 3-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.9758%.
(6) The Class 4-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 4 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.3158%.
(7) Excludes additional credit enhancement to be provided by excess interest allocated from loan groups 1 and 2, and overcollateralization, as described herein.
(8) The initial pass-through rate on the Class 5-A-1 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 5-A-1 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the group 5 net funds cap, and (iii) [11]%. After the optional termination date for the group 5 mortgage loans, the Class 5-A-1 certificate margin will increase to [TBD]%.
(9) The initial pass-through rate on the Class 5-A-1 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 5-A-2 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the group 5 net funds cap, and (iii) [11]%. After the optional termination date for the group 5 mortgage loans, the Class 5-A-2 certificate margin will increase to [TBD]%.
(10) The initial pass-through rate on the Class 5-A-3 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 5-A-3 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the group 5 net funds cap, and (iii) [11]%. After the optional termination date for the group 5 mortgage loans, the Class 5-A-3 certificate margin will increase to [TBD]%.

Offered Certificates (continued)

Class	Certificate Size (1)	Expected Ratings (S&P/Mdy)	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
B-1	$6,608,000	AA+/Aa3	4.50%	WAC (3)	Groups 1-4	Crossed Subordinate
B-2	$3,558,000	A+/A3	2.75%	WAC (3)	Groups 1-4	Crossed Subordinate
B-3	$2,136,000	BBB+/Baa3	1.70%	WAC (3)	Groups 1-4	Crossed Subordinate
5-M-1	$5,292,000	AA/Aa3	4.00%(4)	Floater (5)	Group 5	Subordinate
5-M-2	$2,947,000	A/A3	2.05%(4)	Floater (6)	Group 5	Subordinate
5-M-3	$1,133,000	BBB+/Baa1	1.30%(4)	Floater (7)	Group 5	Subordinate
5-M-4	$680,000	BBB+/Baa3	0.85%(4)	Floater (8)	Group 5	Subordinate
5-M-5	$1,287,764	BBB+/NR (9)	0.00%(4)	Floater (10)	Group 5	Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.
(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.
(3) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of the Groups 1-4 Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each related Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.1241%.
(4) Excludes additional credit enhancement to be provided by excess interest allocated from loan groups 1 and 2, and overcollateralization, as described herein.
(5) The initial pass-through rate on the Class 5-M-1 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 5-M-1 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the group 5 net funds cap, and (iii) [TBD]%. After the optional termination date for the group 5 mortgage loans, the Class 5-M-1 certificate margin will increase to [TBD]%.
(6) The initial pass-through rate on the Class 5-M-2 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 5-M-2 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the group 5 net funds cap, and (iii) [TBD]%. After the optional termination date for the group 5 mortgage loans, the Class 5-M-2 certificate margin will increase to [TBD]%.
(7) The initial pass-through rate on the Class 5-M-3 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 5-M-3 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the group 5 net funds cap, and (iii) [TBD]%. After the optional termination date for the group 5 mortgage loans, the Class 5-M-3 certificate margin will increase to [TBD]%.
(8) The initial pass-through rate on the Class 5-M-4 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 5-M-4 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the group 5 net funds cap, and (iii) [TBD]%. After the optional termination date for the group 5 mortgage loans, the Class 5-M-4 certificate margin will increase to [TBD]%.
(9) It is expected that the Class 5-M-5 will be rated by S&P only.
(10) The initial pass-through rate on the Class 5-M-5 Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class 5-M-5 Certificates will equal the least of (i) the sum of one-month LIBOR for that distribution date plus [TBD]%, (ii) the group 5 net funds cap, and (iii) [TBD]%. After the optional termination date for the group 5 mortgage loans, the Class 5-M-5 certificate margin will increase to [TBD]%.

Depositor:	IndyMac MBS, Inc.
Seller/Master Servicer:	IndyMac Bank
Trustee/Paying Agent:	Deutsche Bank National Trust Company
Cut-off Date:	September 1, 2004
Closing Date:	September 29, 2004
Investor Settlement:	September 30, 2004
Rating Agencies:	The Offered Certificates will be rated Standard and Poor's and/or Moody's Investor Service.
Legal Structure:	REMIC
Optional Call:	10% cleanup call with respect to loan groups 1-4 and 10% cleanup call with respect to loan group 5.
Distribution Date:	25th of each month, or next business day, commencing October 25, 2004
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class B Certificates will be subordinate certificates cross-collateralized by loan groups 1-4. On each distribution date, certain monthly interest payments equal to 0.02% of the collateral balances of loan groups 1 and 2 will be allocated to Group 5 available funds.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws
SMMEA:	The Senior, Class B-1 and Class 5-M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Master Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Trustee will be required to advance to the extent that the Master Servicer fails in its obligation.

Compensating Interest: The Master Servicer is required to cover interest shortfalls (from the 16th day of the calendar month preceding the Distribution Date to the last day of the month) as a result of prepayments in an amount equal to the lesser of 1) the total interest shortfall for such period or 2) the product of a) 0.125% multiplied by b) one- twelfth multiplied by c) the unpaid principal balance of the mortgage loans as of such period.

Interest Accrual Period: For any distribution date and any class of Offered Certificates, other than the Group 5 Certificates, the calendar month immediately preceding that distribution date, on the basis of a 360-day year consisting of twelve 30-day months. For any distribution date and the Group 5 Certificates, the period commencing on the immediately preceding distribution date (or the closing date, in the case of the first accrual period) and ending on the day immediately preceding the related distribution date, on the basis of a 360-day year and the actual number of days elapsed in each accrual period.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-4	$[1,728,000]	WAC (see fn 3 on pg 4)
Class B-5	$[1,016,000]	WAC (see fn 3 on pg 4)
Class B-6	$[713,876]	WAC (see fn 3 on pg 4)

Collateral Description: As of September 1, 2004, the aggregate principal balance of the Mortgage Loans described herein is expected to be approximately $350 million. The Mortgage Loans are conventional, Six-Month-LIBOR, One-Year LIBOR or One- Year Treasury indexed mortgage loans with initial rate adjustments occurring either three or five years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties.

Approximately 84% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining mortgage loans fully amortize over their original term (generally 30-years). No mortgage loan will have an original principal balance greater than $3 million.

Approximately 38.88% of the mortgage loans in loan group 5 will be subject to prepayment penalties if the borrower prepays their mortgage loan in full. Generally, if the borrower repays their loan in any of years one through three years after origination they would be required to pay an additional prepayment fee of such loans outstanding principal balance. Certificateholders are not entitled to the prepayment penalties. None of the mortgage loans in loan groups 1-4 are expected to be subject to prepayment penalties.

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool (expected as of September 1, 2004):

Loan Group	% of Deal	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Period Cap	Max Rate	Mos Roll
1	16.37%	5.414%	5.034%	360	2.750%	2.370%	1.568%	11.414%	36
2	13.44%	5.664%	5.284%	360	2.750%	2.370%	1.708%	11.664%	60
3	15.79%	5.356%	4.976%	360	2.765%	2.385%	1.576%	11.356%	36
4	11.75%	5.696%	5.316%	360	2.750%	2.370%	1.565%	11.696%	60
5	42.65%	6.131%	5.751%	360	2.750%	2.370%	1.551%	12.131%	48
Total	**100.00%**	**5.777%**	**5.397%**	**360**	**2.752%**	**2.372%**	**1.581%**	**11.777%**	**47**

NOTE: It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to **10%. Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of IndyMac Bank as more fully described in the prospectus supplement. Such guidelines do provide for secondary financing up to 100% of the appraised value of the mortgaged property (such second liens are not included in the transaction).

Credit Enhancement: Loan Groups 1-4: Credit Enhancement for the Group 1-4 Certificates will be provided by a senior/subordinate shifting interest structure. The Class B Certificates are cross-collateralized by loan groups 1-4 and provide credit enhancement for the Group 1-4 Senior Certificates.

Shifting Interest: Loan Groups 1-4: The Group 1-4 Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans in loan groups 1-4 up to and including September 2011. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans in loan groups 1-4 60 days or more delinquent (including foreclosure and REO), averaged over the last 6 months, as a percentage of the Current Principal Amount of the Class B Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans in loan groups 1-4 do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans in loan groups 1-4 60 days or more delinquent (including foreclosure and REO), averaged over the last 6 months, as a percentage of the Current Principal Amount of the Class B Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans in loan groups 1-4 do not exceed a) on or prior to September 2007, 20% or b) after September 2007, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the Class B Certificates.

Credit Enhancement: Loan Group 5: Credit Enhancement for the Group 5 Senior Certificates will be provided by subordination, overcollaterization and excess spread. The Class 5-M-1, Class 5-M-2, Class 5-M-3, Class 5-M-4 and Class 5-M-5 Certificates provide credit enhancement for the Group 5 Senior Certificates. Overcollateralization and excess spread (described below) provide further credit enhancement to Group 5 senior certificates.

Class	Initial Class Size (except O/C Target)	Credit Enhancement (excludes excess interest) Initial Enhancement	After O/C Build Up	After Step-Down
5-A	[92.50]%	[7.50]%	[8.00]%	[16.00]%
5-M-1	[3.50]%	[4.00]%	[4.50]%	[9.00]%
5-M-2	[1.95]%	[2.05]%	[2.55]%	[5.10]%
5-M-3	[0.75]%	[1.30]%	[1.80]%	[3.60]%
5-M-4	[0.45]%	[0.85]%	[1.35]%	[2.70]%
5-M-5	[0.85]%	[0.00]%	[0.50]%	[1.00]%
O/C	[0.50]%	N/A	N/A	N/A

Overcollateralization: Loan Group 5:

The Group 5 mortgage loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Group 5 Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Group 5 Certificates in order to create and maintain the required level of overcollateralization. This excess interest and overcollateralization will also be available to absorb losses on the Group 5 mortgage loans. The required level of overcollateralization may increase or decrease over time.

As of the closing date, the overcollateralization amount will be equal to $[0.00]. The targeted overcollateralization amount will be: (1) for any distribution date prior to the stepdown date, approximately [0.50]% of the aggregate loan balance of the Group 5 mortgage loans as of the cut-off date, (2) for any distribution date on or after the stepdown date and with respect to which a trigger event is not in effect, the greater of (a) [1.00]% of the aggregate loan balance of the Group 5 mortgage loans for such distribution date, or (b) [0.50]% of the aggregate loan balance of the Group 5 mortgage loans as of the cut-off date, and (3) for any distribution date on or after the stepdown date with respect to which a trigger event is in effect and is continuing, the targeted overcollateralization amount for the distribution date immediately preceding such distribution date.

The stepdown date will be the earlier to occur of (i) the distribution date on which the class certificate balance of the Class 5-A Certificates is reduced to zero and (ii) the later to occur of (a) the distribution date in [October 2007], and (b) the first distribution date on which the Group 5 senior enhancement percentage is equal to or greater than two times the initial credit enhancement percentage for the Group 5 Senior Certificates.

Cross-collateralization: Loan Group 5:

In addition, the Group 5 Senior Certificates will benefit from additional credit enhancement to be provided 0.02% per annum of excess interest allocated from interest collections on loan groups 1 and 2.

Cash-Flow Description:

Distributions on the Groups 1-4 Certificates will be made according to the following priority:

1. From interest collections on the Groups 1-4 mortgage loans, payments of interest to the holders of the Class 1-A, Class 2-A, Class 3-A and Class 4-A Certificates at a rate equal to their respective pass-through rates, then sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive the weighted average net mortgage rate of the mortgage loans (less [.02]% for the group 1 and group 2 mortgage loans); and

2. From principal collections on the Groups 1-4 mortgage loans, payments of principal to the holders of the Class 1-A, Class 2-A, Class 3-A and Class 4-A Certificates in an amount equal to their respective group's senior principal distribution amount, then sequentially to the Class B Certificates in order of their numerical class designations, beginning with the Class B-1 Certificates, so that each such Class shall receive such class's allocable share of the subordinated principal distribution amount.

Distributions on the Group 5 Certificates will be made according to the following priority:

1. From interest collections on the Group 5 mortgage loans, excess interest from Groups 1 and 2 as described in footnotes 3 and 4 on page 3, and, with respect to certain of the Class 5-A Certificates, payments made under an interest rate cap agreement, at a rate equal to their respective pass-through rates, payments of current interest and any carryforward interest to the holders of the Class 5-A Certificates, then to the Class 5-M Certificates in order of their numerical class designations, beginning with the Class 5-M-1 Certificates, and then for application as part of monthly excess cashflow, any remaining interest remittance amount; and

2. From principal collections on the Group 5 mortgage loans (and, in some cases, from interest collections, as described above in Overcollateralization), payments of principal to the holders of the Class 5-A-1, Class 5-A-2 and Class 5-A-3 Certificates, pro rata, and the Class 5-M Certificates in order to achieve optimal credit enhancement (as further described in the prospectus supplement).

Allocation of Losses: Loan Groups 1-4:

Realized Losses on the Mortgage Loans in loan groups 1-4 will be allocated to the most junior class of Class B Certificates outstanding, beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each of the Class B Certificates has been reduced to zero. Thereafter, Realized Losses on the Group 1 Mortgage Loans will be allocated to the Class 1-A Certificates, Realized Losses on the Group 2 mortgage loans will be allocated to the Class 2-A Certificates, Realized Losses on the Group 3 mortgage loans will be allocated to the Class 3-A Certificates and Realized Losses on the Group 4 mortgage loans will be allocated to the Class 4-A Certificates.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to the Certificates on a pro-rata basis.

Allocation of Losses: Loan Group 5:

Realized Losses on the Group 5 mortgage loans will first reduce excess interest, then reduce the overcollateralization amount, then be allocated to the most junior class of Class 5-M Certificates outstanding, beginning with the Class 5-M-5 Certificates, until the certificate principal balance of each of the Class 5-M Certificates has been reduced to zero. Realized Losses on the Group 5 mortgage loans will not be allocated to the Class 5-A Certificates; provided that, if the aggregate class principal balance of the Group 5 Certificates exceeds the aggregate collateral balance for the Group 5 mortgage loans on the final distribution date, principal distributions will be allocated to the Class 5-A-1 and Class 5-A-2 Certificates, pro rata, until their respective class principal balances have been reduced to zero, before any distributions of principal are allocated to the Class 5-A-3 Certificates.

BOND PROFILES

GROUP 5 CERTIFICATE PROFILES TO CALL:

	15% CPR	20% CPR	25% CPR	28% CPR	30% CPR	32% CPR	35% CPR	40% CPR	45% CPR	50% CPR
5-A	Run to 10% Call									
WAL	4.87	3.67	2.89	2.54	2.34	2.17	1.93	1.61	1.35	1.15
Principal Window Begin	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
Principal Window End	Jun-17	Jun-14	Jun-12	Jul-11	Jan-11	Aug-10	Jan-10	Mar-09	Jul-08	Jan-08
Principal # Months	153	117	93	82	76	71	64	54	46	40
5-M-1	Run to 10% Call									
WAL	8.49	6.43	5.15	4.65	4.39	4.19	3.96	3.72	3.65	3.32
Principal Window Begin	Nov-08	Oct-07	Oct-07	Nov-07	Nov-07	Nov-07	Dec-07	Jan-08	Feb-08	Jan-08
Principal Window End	Jun-17	Jun-14	Jun-12	Jul-11	Jan-11	Aug-10	Jan-10	Mar-09	Jul-08	Jan-08
Principal # Months	104	81	57	45	39	34	26	15	6	1
5-M-2	Run to 10% Call									
WAL	8.49	6.43	5.14	4.63	4.36	4.15	3.88	3.59	3.43	3.32
Principal Window Begin	Nov-08	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Nov-07	Nov-07	Dec-07	Jan-08
Principal Window End	Jun-17	Jun-14	Jun-12	Jul-11	Jan-11	Aug-10	Jan-10	Mar-09	Jul-08	Jan-08
Principal # Months	104	81	57	46	40	35	27	17	8	1
5-M-3	Run to 10% Call									
WAL	8.32	6.29	5.04	4.53	4.26	4.03	3.78	3.48	3.30	3.23
Principal Window Begin	Nov-08	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Nov-07	Nov-07	Nov-07
Principal Window End	Jun-17	Jun-14	Jun-12	Jul-11	Jan-11	Aug-10	Jan-10	Mar-09	Jul-08	Jan-08
Principal # Months	104	81	57	46	40	35	28	17	9	3
5-M-4	Run to 10% Call									
WAL	7.87	5.94	4.76	4.28	4.03	3.81	3.56	3.29	3.16	3.15
Principal Window Begin	Nov-08	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Nov-07	Nov-07
Principal Window End	Oct-15	Feb-13	May-11	Aug-10	Mar-10	Oct-09	Apr-09	Aug-08	Jan-08	Nov-07
Principal # Months	84	65	44	35	30	25	19	11	3	1
5-M-5	Run to 10% Call									
WAL	6.47	4.86	3.92	3.58	3.42	3.30	3.17	3.08	3.07	3.08
Principal Window Begin	Nov-08	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07
Principal Window End	Apr-14	Dec-11	Jun-10	Oct-09	May-09	Jan-09	Aug-08	Jan-08	Nov-07	Nov-07
Principal # Months	66	51	33	25	20	16	11	4	2	2
LIBOR_1MO	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280
LIBOR_6MO	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800
LIBOR_1YR	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400
CMT_1YR	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813

BOND PROFILES (Cont.)

GROUP 5 CERTIFICATE PROFILES TO MATURITY:

	15% CPR	20% CPR	25% CPR	28% CPR	30% CPR	32% CPR	35% CPR	40% CPR	45% CPR	50% CPR
5-A	Run to Maturity									
WAL	5.25	3.98	3.15	2.77	2.55	2.36	2.11	1.76	1.48	1.24
Principal Window Begin	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04	Oct-04
Principal Window End	Oct-29	Jun-25	Sep-21	Nov-19	Oct-18	Oct-17	Jul-16	Oct-14	Jun-13	Apr-12
Principal # Months	301	249	204	182	169	157	142	121	105	91
5-M-1	Run to Maturity									
WAL	9.05	6.88	5.52	4.98	4.70	4.47	4.21	3.94	3.85	3.93
Principal Window Begin	Nov-08	Oct-07	Oct-07	Nov-07	Nov-07	Nov-07	Dec-07	Jan-08	Feb-08	Apr-08
Principal Window End	Dec-22	Dec-18	Feb-16	Oct-14	Feb-14	Jun-13	Jul-12	May-11	Jun-10	Sep-09
Principal # Months	170	135	101	84	76	68	56	41	29	18
5-M-2	Run to Maturity									
WAL	8.75	6.64	5.31	4.78	4.51	4.28	4.00	3.69	3.52	3.47
Principal Window Begin	Nov-08	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Nov-07	Nov-07	Dec-07	Jan-08
Principal Window End	Apr-20	Sep-16	Apr-14	Mar-13	Aug-12	Jan-12	Apr-11	Apr-10	Jul-09	Nov-08
Principal # Months	138	108	79	66	59	52	42	30	20	11
5-M-3	Run to Maturity									
WAL	8.32	6.29	5.04	4.53	4.26	4.03	3.78	3.48	3.30	3.23
Principal Window Begin	Nov-08	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Nov-07	Nov-07	Nov-07
Principal Window End	Jul-17	Jul-14	Jul-12	Aug-11	Feb-11	Aug-10	Jan-10	Apr-09	Aug-08	Feb-08
Principal # Months	105	82	58	47	41	35	28	18	10	4
5-M-4	Run to Maturity									
WAL	7.87	5.94	4.76	4.28	4.03	3.81	3.56	3.29	3.16	3.15
Principal Window Begin	Nov-08	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Nov-07	Nov-07
Principal Window End	Oct-15	Feb-13	May-11	Aug-10	Mar-10	Oct-09	Apr-09	Aug-08	Jan-08	Nov-07
Principal # Months	84	65	44	35	30	25	19	11	3	1
5-M-5	Run to Maturity									
WAL	6.47	4.86	3.92	3.58	3.42	3.30	3.17	3.08	3.07	3.08
Principal Window Begin	Nov-08	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07	Oct-07
Principal Window End	Apr-14	Dec-11	Jun-10	Oct-09	May-09	Jan-09	Aug-08	Jan-08	Nov-07	Nov-07
Principal # Months	66	51	33	25	20	16	11	4	2	2
LIBOR_1MO	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280	1.8280
LIBOR_6MO	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800	2.0800
LIBOR_1YR	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400	2.3400
CMT_1YR	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813	2.0813

Net Funds Cap

Group 5 – Flat LIBOR*

Note: All Group 5 LIBOR Certificates are subject to an 11.00% hard cap.

Period	Distribution Date	Day Count	Available Funds Cap 30/360	Available** Funds Cap Act/360	Period	Distribution Date	Day Count	Available Funds Cap 30/360	Available** Funds Cap Act/360
1	25-Oct-04	26	5.7508	6.6355	37	25-Oct-07	30	5.1315	5.1315
2	25-Nov-04	31	5.7508	5.5653	38	25-Nov-07	31	5.1319	4.9664
3	25-Dec-04	30	5.7508	5.7508	39	25-Dec-07	30	5.1323	5.1323
4	25-Jan-05	31	5.7508	5.5653	40	25-Jan-08	31	5.1327	4.9671
5	25-Feb-05	31	5.7508	5.5653	41	25-Feb-08	31	5.1332	4.9676
6	25-Mar-05	28	5.7508	6.1616	42	25-Mar-08	29	5.1336	5.3106
7	25-Apr-05	31	5.7508	5.5653	43	25-Apr-08	31	5.1340	4.9684
8	25-May-05	30	5.7508	5.7508	44	25-May-08	30	5.1345	5.1345
9	25-Jun-05	31	5.7508	5.5653	45	25-Jun-08	31	5.1349	4.9693
10	25-Jul-05	30	5.7508	5.7508	46	25-Jul-08	30	5.1354	5.1354
11	25-Aug-05	31	5.7508	5.5653	47	25-Aug-08	31	5.1358	4.9701
12	25-Sep-05	31	5.7508	5.5653	48	25-Sep-08	31	5.1363	4.9706
13	25-Oct-05	30	5.7508	5.7508	49	25-Oct-08	30	5.1367	5.1367
14	25-Nov-05	31	5.7508	5.5653	50	25-Nov-08	31	5.1372	4.9715
15	25-Dec-05	30	5.7508	5.7508	51	25-Dec-08	30	5.1376	5.1376
16	25-Jan-06	31	5.7508	5.5653	52	25-Jan-09	31	5.1381	4.9724
17	25-Feb-06	31	5.7508	5.5653	53	25-Feb-09	31	5.1386	4.9728
18	25-Mar-06	28	5.7508	6.1616	54	25-Mar-09	28	5.1390	5.5061
19	25-Apr-06	31	5.7508	5.5653	55	25-Apr-09	31	5.1395	4.9737
20	25-May-06	30	5.7508	5.7508	56	25-May-09	30	5.1400	5.1400
21	25-Jun-06	31	5.7508	5.5653	57	25-Jun-09	31	5.1405	4.9747
22	25-Jul-06	30	5.7508	5.7508	58	25-Jul-09	30	5.1409	5.1409
23	25-Aug-06	31	5.7508	5.5653	59	25-Aug-09	31	5.1414	4.9755
24	25-Sep-06	31	5.7508	5.5653	60	25-Sep-09	31	5.1419	4.9760
25	25-Oct-06	30	5.7508	5.7508	61	25-Oct-09	30	4.4832	4.4832
26	25-Nov-06	31	5.7508	5.5653	62	25-Nov-09	31	4.4832	4.3386
27	25-Dec-06	30	5.7508	5.7508	63	25-Dec-09	30	4.4832	4.4832
28	25-Jan-07	31	5.7508	5.5653	64	25-Jan-10	31	4.4832	4.3386
29	25-Feb-07	31	5.7508	5.5653	65	25-Feb-10	31	4.4832	4.3386
30	25-Mar-07	28	5.7508	6.1616	66	25-Mar-10	28	4.4832	4.8034
31	25-Apr-07	31	5.7508	5.5653	67	25-Apr-10	31	4.4832	4.3386
32	25-May-07	30	5.7508	5.7508	68	25-May-10	30	4.4832	4.4832
33	25-Jun-07	31	5.7508	5.5653	69	25-Jun-10	31	4.4832	4.3386
34	25-Jul-07	30	5.7508	5.7508	70	25-Jul-10	30	4.4832	4.4832
35	25-Aug-07	31	5.7508	5.5653	71	25-Aug-10	31	4.4832	4.3386
36	25-Sep-07	31	5.7508	5.5653	72	25-Sep-10	31	4.4832	4.3386

* Assumes each underlying Collateral index remains constant at the below levels and all collateral pays at 30% CPR.

1 Month LIBOR:	1.8280
6 Month LIBOR:	2.0800
1 Year LIBOR:	2.3400
1 Year CMT:	2.0813

** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated

Net Funds Cap (Cont.)

Group 5 – Stressed LIBOR*

Note: All Group 5 LIBOR Certificates are subject to an 11.00% hard cap.

Period	Distribution Date	Day Count	Available Funds Cap 30/360	Available** Funds Cap Act/360	Period	Distribution Date	Day Count	Available Funds Cap 30/360	Available** Funds Cap Act/360
1	25-Oct-04	26	5.7508	6.6355	37	25-Oct-07	30	7.2966	7.2966
2	25-Nov-04	31	5.7508	5.5653	38	25-Nov-07	31	7.2963	7.0609
3	25-Dec-04	30	5.7508	5.7508	39	25-Dec-07	30	7.2960	7.2960
4	25-Jan-05	31	5.7508	5.5653	40	25-Jan-08	31	7.2956	7.0603
5	25-Feb-05	31	5.7508	5.5653	41	25-Feb-08	31	7.2953	7.0600
6	25-Mar-05	28	5.7508	6.1616	42	25-Mar-08	29	7.2949	7.5464
7	25-Apr-05	31	5.7508	5.5653	43	25-Apr-08	31	7.5282	7.2854
8	25-May-05	30	5.7508	5.7508	44	25-May-08	30	7.5279	7.5279
9	25-Jun-05	31	5.7508	5.5653	45	25-Jun-08	31	7.5275	7.2847
10	25-Jul-05	30	5.7508	5.7508	46	25-Jul-08	30	7.5271	7.5271
11	25-Aug-05	31	5.7508	5.5653	47	25-Aug-08	31	7.5268	7.2840
12	25-Sep-05	31	5.7508	5.5653	48	25-Sep-08	31	7.5264	7.2836
13	25-Oct-05	30	5.7508	5.7508	49	25-Oct-08	30	8.3204	8.3204
14	25-Nov-05	31	5.7508	5.5653	50	25-Nov-08	31	8.3200	8.0516
15	25-Dec-05	30	5.7508	5.7508	51	25-Dec-08	30	8.3197	8.3197
16	25-Jan-06	31	5.7508	5.5653	52	25-Jan-09	31	8.3193	8.0509
17	25-Feb-06	31	5.7508	5.5653	53	25-Feb-09	31	8.3190	8.0506
18	25-Mar-06	28	5.7508	6.1616	54	25-Mar-09	28	8.3186	8.9128
19	25-Apr-06	31	5.7508	5.5653	55	25-Apr-09	31	8.5514	8.2755
20	25-May-06	30	5.7508	5.7508	56	25-May-09	30	8.5511	8.5511
21	25-Jun-06	31	5.7508	5.5653	57	25-Jun-09	31	8.5507	8.2749
22	25-Jul-06	30	5.7508	5.7508	58	25-Jul-09	30	8.5504	8.5504
23	25-Aug-06	31	5.7508	5.5653	59	25-Aug-09	31	8.5500	8.2742
24	25-Sep-06	31	5.7508	5.5653	60	25-Sep-09	31	8.5497	8.2739
25	25-Oct-06	30	5.7508	5.7508	61	25-Oct-09	30	11.2642	11.2642
26	25-Nov-06	31	5.7508	5.5653	62	25-Nov-09	31	11.2642	10.9008
27	25-Dec-06	30	5.7508	5.7508	63	25-Dec-09	30	11.2642	11.2642
28	25-Jan-07	31	5.7508	5.5653	64	25-Jan-10	31	11.2643	10.9009
29	25-Feb-07	31	5.7508	5.5653	65	25-Feb-10	31	11.2643	10.9009
30	25-Mar-07	28	5.7508	6.1616	66	25-Mar-10	28	11.2643	12.0689
31	25-Apr-07	31	5.7508	5.5653	67	25-Apr-10	31	11.4828	11.1124
32	25-May-07	30	5.7508	5.7508	68	25-May-10	30	11.4828	11.4828
33	25-Jun-07	31	5.7508	5.5653	69	25-Jun-10	31	11.4828	11.1124
34	25-Jul-07	30	5.7508	5.7508	70	25-Jul-10	30	11.4828	11.4828
35	25-Aug-07	31	5.7508	5.5653	71	25-Aug-10	31	11.4829	11.1125
36	25-Sep-07	31	5.7508	5.5653	72	25-Sep-10	31	11.4829	11.1125

* Assumes each underlying Collateral index instantaneously rises to 20.00% and all collateral pays at 30% CPR.
** Adjusted to an Actual/360 basis assuming payments are made on the dates indicated

Class 5-A-1 Interest Rate Cap Schedule (page 1 of 2):

Period	Pmt Date	Notional Balance	LIBOR Strike	LIBOR Cap
1	25-Oct-04	n/a	n/a	n/a
2	25-Nov-04	n/a	n/a	n/a
3	25-Dec-04	n/a	n/a	n/a
4	25-Jan-05	n/a	n/a	n/a
5	25-Feb-05	n/a	n/a	n/a
6	25-Mar-05	n/a	n/a	n/a
7	25-Apr-05	n/a	n/a	n/a
8	25-May-05	n/a	n/a	n/a
9	25-Jun-05	n/a	n/a	n/a
10	25-Jul-05	n/a	n/a	n/a
11	25-Aug-05	n/a	n/a	n/a
12	25-Sep-05	n/a	n/a	n/a
13	25-Oct-05	$49,265,185.38	5.41%	10.66%
14	25-Nov-05	$48,253,783.15	5.23%	10.66%
15	25-Dec-05	$47,261,129.36	5.41%	10.66%
16	25-Jan-06	$46,286,877.01	5.23%	10.66%
17	25-Feb-06	$45,330,685.50	5.23%	10.66%
18	25-Mar-06	$44,392,220.54	5.82%	10.66%
19	25-Apr-06	$43,471,154.03	5.23%	10.66%
20	25-May-06	$42,567,163.92	5.41%	10.66%
21	25-Jun-06	$41,679,934.12	5.23%	10.66%
22	25-Jul-06	$40,809,154.38	5.41%	10.66%
23	25-Aug-06	$39,954,520.19	5.23%	10.66%
24	25-Sep-06	$39,115,732.68	5.23%	10.66%
25	25-Oct-06	$38,292,498.49	5.41%	10.66%
26	25-Nov-06	$37,484,529.67	5.23%	10.66%
27	25-Dec-06	$36,691,543.64	5.41%	10.66%
28	25-Jan-07	$35,913,263.00	5.23%	10.66%
29	25-Feb-07	$35,149,415.51	5.23%	10.66%
30	25-Mar-07	$34,399,733.94	5.82%	10.66%

Class 5-A-1 Interest Rate Cap Schedule (page 2 of 2):

Period	Pmt Date	Notional Balance	LIBOR Strike	LIBOR Cap
31	25-Apr-07	$33,663,956.02	5.23%	10.66%
32	25-May-07	$32,941,824.33	5.41%	10.66%
33	25-Jun-07	$32,233,086.18	5.23%	10.66%
34	25-Jul-07	$31,537,493.60	5.41%	10.66%
35	25-Aug-07	$30,854,803.16	5.23%	10.66%
36	25-Sep-07	$30,184,775.97	5.23%	10.66%
37	25-Oct-07	$29,527,177.55	6.96%	10.66%
38	25-Nov-07	$28,871,212.01	6.72%	10.66%
39	25-Dec-07	$28,227,523.56	6.96%	10.66%
40	25-Jan-08	$27,595,883.72	6.72%	10.66%
41	25-Feb-08	$26,976,068.24	6.72%	10.66%
42	25-Mar-08	$26,461,072.48	7.21%	10.66%
43	25-Apr-08	$25,960,164.25	6.95%	10.66%
44	25-May-08	$25,469,390.19	7.19%	10.66%
45	25-Jun-08	$24,987,800.10	6.95%	10.66%
46	25-Jul-08	$24,515,223.13	7.19%	10.66%
47	25-Aug-08	$24,051,491.61	6.94%	10.66%
48	25-Sep-08	$23,596,440.98	6.94%	10.66%
49	25-Oct-08	$23,149,909.73	7.98%	10.66%
50	25-Nov-08	$22,713,863.31	7.71%	10.66%
51	25-Dec-08	$22,285,951.84	7.98%	10.66%
52	25-Jan-09	$21,866,024.33	7.71%	10.66%
53	25-Feb-09	$21,453,932.60	7.71%	10.66%
54	25-Mar-09	$21,049,531.20	8.57%	10.66%
55	25-Apr-09	$20,652,677.36	7.94%	10.66%
56	25-May-09	$20,263,692.95	8.21%	10.66%
57	25-Jun-09	$19,881,963.72	7.94%	10.66%
58	25-Jul-09	$19,507,355.04	8.21%	10.66%
59	25-Aug-09	$19,139,734.77	7.93%	10.66%
60	25-Sep-09	$18,778,973.23	7.93%	10.66%

Class 5-A-2 Interest Rate Cap Schedule (page 1 of 2):

Period	Pmt Date	Notional Balance	LIBOR Strike	LIBOR Cap
1	25-Oct-04	$62,860,000.00	6.25%	9.61%
2	25-Nov-04	$60,858,816.33	5.18%	9.61%
3	25-Dec-04	$58,916,483.99	5.36%	9.61%
4	25-Jan-05	$57,031,273.44	5.18%	9.61%
5	25-Feb-05	$55,201,505.92	5.18%	9.61%
6	25-Mar-05	$53,425,551.99	5.77%	9.61%
7	25-Apr-05	$51,701,830.06	5.18%	9.61%
8	25-May-05	$50,028,804.99	5.36%	9.61%
9	25-Jun-05	$48,404,986.76	5.18%	9.61%
10	25-Jul-05	$46,828,929.08	5.36%	9.61%
11	25-Aug-05	$45,299,228.18	5.18%	9.61%
12	25-Sep-05	$43,814,521.49	5.18%	9.61%
13	25-Oct-05	$42,373,486.51	5.36%	9.61%
14	25-Nov-05	$40,974,839.53	5.18%	9.61%
15	25-Dec-05	$39,617,334.61	5.36%	9.61%
16	25-Jan-06	$38,299,762.37	5.18%	9.61%
17	25-Feb-06	$37,020,948.98	5.18%	9.61%
18	25-Mar-06	$35,779,755.07	5.77%	9.61%
19	25-Apr-06	$34,575,074.78	5.18%	9.61%
20	25-May-06	$33,405,834.71	5.36%	9.61%
21	25-Jun-06	$32,270,993.01	5.18%	9.61%
22	25-Jul-06	$31,169,538.42	5.36%	9.61%
23	25-Aug-06	$30,100,489.42	5.18%	9.61%
24	25-Sep-06	$29,062,893.30	5.18%	9.61%
25	25-Oct-06	$28,055,825.36	5.36%	9.61%
26	25-Nov-06	$27,078,388.07	5.18%	9.61%
27	25-Dec-06	$26,129,710.26	5.36%	9.61%
28	25-Jan-07	$25,208,946.37	5.18%	9.61%
29	25-Feb-07	$24,315,275.67	5.18%	9.61%
30	25-Mar-07	$23,447,901.56	5.77%	9.61%

Class 5-A-2 Interest Rate Cap Schedule (page 2 of 2):

Period	Pmt Date	Notional Balance	LIBOR Strike	LIBOR Cap
31	25-Apr-07	$22,606,050.85	5.18%	9.61%
32	25-May-07	$21,788,973.07	5.36%	9.61%
33	25-Jun-07	$20,995,939.79	5.18%	9.61%
34	25-Jul-07	$20,226,244.00	5.36%	9.61%
35	25-Aug-07	$19,479,199.47	5.18%	9.61%
36	25-Sep-07	$18,754,140.12	5.18%	9.61%
37	25-Oct-07	$18,050,419.46	6.91%	9.61%
38	25-Nov-07	$18,050,419.46	6.67%	9.61%
39	25-Dec-07	$18,050,419.46	6.91%	9.61%
40	25-Jan-08	$17,773,071.07	6.67%	9.61%
41	25-Feb-08	$17,243,805.78	6.67%	9.61%
42	25-Mar-08	$16,730,237.93	7.16%	9.61%
43	25-Apr-08	$16,231,903.37	6.90%	9.61%
44	25-May-08	$15,748,815.58	7.14%	9.61%
45	25-Jun-08	$15,280,047.74	6.90%	9.61%
46	25-Jul-08	$14,825,176.63	7.14%	9.61%
47	25-Aug-08	$14,383,791.50	6.89%	9.61%
48	25-Sep-08	$13,955,493.71	6.89%	9.61%
49	25-Oct-08	$13,539,896.39	7.93%	9.61%
50	25-Nov-08	$13,137,852.60	7.66%	9.61%
51	25-Dec-08	$12,747,702.00	7.93%	9.61%
52	25-Jan-09	$12,369,093.71	7.66%	9.61%
53	25-Feb-09	$12,001,687.17	7.66%	9.61%
54	25-Mar-09	$11,645,151.85	8.52%	9.61%
55	25-Apr-09	$11,299,166.97	7.89%	9.61%
56	25-May-09	$10,963,671.13	8.16%	9.61%
57	25-Jun-09	$10,638,098.77	7.89%	9.61%
58	25-Jul-09	$10,322,157.17	8.16%	9.61%
59	25-Aug-09	$10,015,562.19	7.88%	9.61%
60	25-Sep-09	$9,718,038.10	7.88%	9.61%

Break Even CDR Loss Scenarios:

Loss Scenarios:

5-M-1	75% Pricing Speed	100% Pricing Speed	125% Pricing Speed
	22.5% CPR	30.0% CPR	37.5% CPR
Break even CDR:	7.37 CDR	8.38 CDR	9.57 CDR
WAL:	12.65	9.63	7.58
Principal Writedown:	10,807.70 (0.20%)	4,227.09 (0.08%)	729.68 (0.01%)
Total Collat Loss:	12,082,201.12 (7.99%)	10,418,947.49 (6.89%)	9,391,432.96 (6.21%)
5-M-2	**75% Pricing Speed**	**100% Pricing Speed**	**125% Pricing Speed**
	22.5% CPR	30.0% CPR	37.5% CPR
Break even CDR:	5.29 CDR	5.70 CDR	6.22 CDR
WAL:	15.16	11.57	9.11
Principal Writedown:	13,872.53 (0.47%)	8,378.79 (0.28%)	2,647.42 (0.09%)
Total Collat Loss:	9,180,551.20 (6.07%)	7,473,558.89 (4.94%)	6,412,407.80 (4.24%)
5-M-3	**75% Pricing Speed**	**100% Pricing Speed**	**125% Pricing Speed**
	22.5% CPR	30.0% CPR	37.5% CPR
Break even CDR:	4.46 CDR	4.72 CDR	5.01 CDR
WAL:	18.3	14.06	11.07
Principal Writedown:	8,400.82 (0.74%)	11,507.08 (1.02%)	1,525.99 (0.13%)
Total Collat Loss:	7,925,152.02 (5.24%)	6,314,637.98 (4.18%)	5,261,169.36 (3.48%)
5-M-4	**75% Pricing Speed**	**100% Pricing Speed**	**125% Pricing Speed**
	22.5% CPR	30.0% CPR	37.5% CPR
Break even CDR:	3.96 CDR	4.10 CDR	4.32 CDR
WAL:	20.02	15.45	12.18
Principal Writedown:	8,768.93 (1.29%)	4,964.02 (0.73%)	5,397.87 (0.79%)
Total Collat Loss:	7,139,400.72 (4.72%)	5,556,750.72 (3.68%)	4,585,304.49 (3.03%)
5-M-5	**75% Pricing Speed**	**100% Pricing Speed**	**125% Pricing Speed**
	22.5% CPR	30.0% CPR	37.5% CPR
Break even CDR:	3.11 CDR	2.92 CDR	2.86 CDR
WAL:	18.7	14.37	11.31
Principal Writedown:	16,461.97 (1.28%)	1,200.09 (0.09%)	1,830.60 (0.14%)
Total Collat Loss:	5,749,487.24 (3.80%)	4,058,274.16 (2.68%)	3,106,286.12 (2.05%)
Loss Severity	35%	35%	35%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Triggers	In Effect	In Effect	In Effect
Optional Redemption	Never	Never	Never
LIBOR_1MO	See Below	See Below	See Below
LIBOR_6MO	See Below	See Below	See Below
LIBOR_1YR	See Below	See Below	See Below
CMT_1YR	See Below	See Below	See Below


Sreess Indices
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0.000
Index Rate (%)
1 8 15 22 29 36 43 50 57 64 71 78 85 92 99 106 113 120 127 134 141 148 155 162 169 176 183
Period
LIBOR_1MO Vector
LIBOR_6MO Vector
LIBOR_1YR Vector
CMT_1YR Vector

COLLATERAL DETAILS

NOTE: PRELIMINARY INFORMATION CONTAINED HEREIN REFLECTS THE September 1, 2004 CUT-OFF DATE SCHEDULED BALANCES.

COLLATERAL INFORMATION CONTAINED HEREIN IS PRELIMINARY AND INDICATIVE. ON THE CLOSING DATE, THE AGGREGATE PRINCIPAL BALANCE OF THE MORTGAGE LOANS IN LOAN GROUPS 1, 2, 3, 4, 5 WILL EQUAL THE AGGREGATE PRINCIPAL BALANCE OF THE GROUPS 1, 2, 3, 4, 5 AND C-B CERTIFICATES.

Summary Statistics

	Group 1	Group 2	Group 3	Group 4	Group 1-4	Group 5
Count	117	90	248	187	642	489
Scheduled Balance ($)	58,049,005.00	47,645,051.00	55,970,333.00	41,663,487.00	203,327,876.00	151,184,764.00
Avg. Scheduled Balance ($)	496,145.34	529,389.46	225,686.83	222,799.40	316,710.09	309,171.30
Min Scheduled Balance ($)	334,400.00	334,000.00	50,000.00	60,000.00	50,000.00	68,720.00
Max Scheduled Balance ($)	1,500,000.00	1,292,000.00	617,500.00	504,000.00	1,500,000.00	2,090,000.00
Wgt. Avg. Gross Rate (%)	5.414	5.664	5.356	5.696	5.514	6.131
Wgt. Avg. Net Rate (%)	5.034	5.284	4.976	5.316	5.134	5.751
Wgt. Avg. Gross Margin (%)	2.750	2.750	2.765	2.750	2.754	2.750
Wgt. Avg. Net Margin (%)	2.370	2.370	2.385	2.370	2.374	2.370
Wgt. Avg. Remaining Term (Months)	360	360	360	360	360	360
Wgt. Avg. Original Term (Months)	360	360	360	360	360	360
Wgt. Avg. Months to Roll	36	60	36	60	47	48
Wgt. Avg. Seasoning (Months)	0	0	0	0	0	0
Wgt. Avg. Original LTV (%)	74.86	73.22	77.05	75.7	75.25	76.6
Wgt. Avg. FICO**	704	711	706	711	708	701
Wgt. Avg. Initial Cap (%)	3.000	5.000	3.011	5.000	3.881	3.972
Wgt. Avg. Annualized Periodic Cap (%)	2.000	2.000	2.000	2.000	2.000	2.000
Wgt. Avg. Periodic Cap (%)	1.568	1.708	1.576	1.565	1.602	1.551
Wgt. Avg. Maximum Rate (%)	11.414	11.664	11.356	11.696	11.514	12.131

Rate Index

Index	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
Treasury - 1 Year	43.78	51.67	53.83	51.90	50.06	42.04
Libor - 6 Month	43.17	29.22	42.44	43.48	39.77	44.86
Libor - 1 Year	13.05	19.11	3.73	4.62	10.18	13.10
Total:	100.00	100.00	100.00	100.00	100.00	100.00

September 24, 2004
(212) 538-3831

Months to Next Rate Adjustment Date

Month	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
36	100.00	0.00	100.00	0.00	56.08	51.42
60	0.00	100.00	0.00	100.00	43.92	48.58
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Current Mortgage Rates

(%)	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
3.501 - 3.750	0.76	0.00	0.00	0.00	0.22	0.00
4.251 - 4.500	0.93	1.23	0.00	0.00	0.55	0.31
4.501 - 4.750	0.86	1.77	2.20	0.54	1.38	0.34
4.751 - 5.000	9.57	3.01	11.01	1.58	6.79	1.96
5.001 - 5.250	27.84	4.69	32.83	5.29	19.17	3.27
5.251 - 5.500	24.94	23.85	26.89	16.32	23.45	5.21
5.501 - 5.750	24.87	22.01	27.07	41.28	28.17	8.07
5.751 - 6.000	10.22	40.67	0.00	34.99	19.62	24.30
6.001 - 6.250	0.00	2.77	0.00	0.00	0.65	25.12
6.251 - 6.500	0.00	0.00	0.00	0.00	0.00	15.99
6.501 - 6.750	0.00	0.00	0.00	0.00	0.00	7.62
6.751 - 7.000	0.00	0.00	0.00	0.00	0.00	4.48
7.001 - 7.250	0.00	0.00	0.00	0.00	0.00	1.99
7.251 - 7.500	0.00	0.00	0.00	0.00	0.00	1.07
7.751 - 8.000	0.00	0.00	0.00	0.00	0.00	0.27
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Scheduled Balances

$	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
0.01 - 50,000.00	0.00	0.00	0.09	0.00	0.02	0.00
50,000.01 - 100,000.00	0.00	0.00	1.15	1.63	0.65	1.50
100,000.01 - 150,000.00	0.00	0.00	8.20	10.50	4.41	5.66
150,000.01 - 200,000.00	0.00	0.00	16.98	16.97	8.15	8.45
200,000.01 - 250,000.00	0.00	0.00	23.94	17.59	10.20	8.73
250,000.01 - 300,000.00	0.00	0.00	25.07	24.82	11.99	11.69
300,000.01 - 350,000.00	4.70	5.05	21.40	22.17	12.96	7.50
350,000.01 - 400,000.00	19.43	15.08	2.07	1.92	10.04	12.44
400,000.01 - 450,000.00	13.27	9.87	0.00	2.00	6.51	9.67
450,000.01 - 500,000.00	17.43	17.91	0.00	1.19	9.42	10.73
500,000.01 - 550,000.00	10.02	4.38	0.00	1.21	4.13	5.58
550,000.01 - 600,000.00	5.96	8.49	0.00	0.00	3.69	3.04
600,000.01 - 650,000.00	9.74	13.33	1.10	0.00	6.21	2.99
650,000.01 - 700,000.00	2.32	1.43	0.00	0.00	1.00	2.23
700,000.01 - 750,000.00	10.10	3.15	0.00	0.00	3.62	1.46
750,000.01 - 800,000.00	1.33	4.81	0.00	0.00	1.50	0.51
800,000.01 - 850,000.00	1.45	1.78	0.00	0.00	0.83	0.55
850,000.01 - 900,000.00	0.00	3.68	0.00	0.00	0.86	0.58
950,000.01 - 1,050,000.00	1.68	8.34	0.00	0.00	2.43	0.66
1,050,000.01 - 1,100,000.00	0.00	0.00	0.00	0.00	0.00	0.73
1,200,000.01 >=	2.58	2.71	0.00	0.00	1.37	5.32
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Geographic Distribution

State	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
California	63.78	79.11	40.71	43.00	56.76	47.69
Florida	6.43	1.78	7.20	4.72	5.20	8.82
Virginia	1.29	0.79	5.70	9.57	4.09	3.10
Maryland	1.88	3.99	3.63	7.61	4.03	2.53
Colorado	2.20	2.17	5.30	2.86	3.18	2.35
Nevada	3.01	0.00	5.05	4.43	3.16	6.29
Arizona	3.78	0.99	3.04	3.89	2.95	2.83
New York	3.11	4.03	1.81	1.82	2.70	5.41
Georgia	0.79	0.00	5.13	4.86	2.63	1.85
Illinois	1.29	0.00	5.96	1.24	2.26	2.85
Other	12.43	7.15	16.46	15.98	13.03	16.30
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Gross Margin

(%)	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
2.501 - 2.750	100.00	100.00	99.47	100.00	99.85	100.00
5.251 - 5.500	0.00	0.00	0.53	0.00	0.15	0.00
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Maximum Rate

(%)	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
9.501 - 10.250	0.76	0.00	0.00	0.00	0.22	0.00
10.251 - 10.500	0.93	1.23	0.00	0.00	0.55	0.31
10.501 - 10.750	0.86	1.77	2.20	0.54	1.38	0.34
10.751 - 11.000	9.57	3.01	11.01	1.58	6.79	1.96
11.001 - 11.250	27.84	4.69	32.83	5.29	19.17	3.27
11.251 - 11.500	24.94	23.85	26.89	16.32	23.45	5.21
11.501 - 11.750	24.87	22.01	27.07	41.28	28.17	8.07
11.751 - 12.000	10.22	40.67	0.00	34.99	19.62	24.30
12.001 - 12.250	0.00	2.77	0.00	0.00	0.65	25.12
12.251 - 12.500	0.00	0.00	0.00	0.00	0.00	15.99
12.501 - 12.750	0.00	0.00	0.00	0.00	0.00	7.62
12.751 - 13.000	0.00	0.00	0.00	0.00	0.00	4.48
13.001 - 13.250	0.00	0.00	0.00	0.00	0.00	1.99
13.251 - 13.500	0.00	0.00	0.00	0.00	0.00	1.07
13.751 - 14.000	0.00	0.00	0.00	0.00	0.00	0.27
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Credit Score

FICO Score	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
601 - 625	1.26	0.72	1.45	1.09	1.15	0.49
626 - 650	4.33	0.00	0.87	3.23	2.14	2.66
651 - 675	22.82	23.46	28.75	17.31	23.47	29.36
676 - 700	25.64	21.47	19.23	21.96	22.14	23.88
701 - 725	19.75	15.93	16.66	20.94	18.25	17.23
726 - 750	9.93	20.02	16.75	17.22	15.67	11.90
751 - 775	9.63	13.49	7.55	10.66	10.17	9.01
776 - 800	6.64	2.19	6.35	5.65	5.32	5.17
801 - 825	0.00	2.71	2.38	1.95	1.69	0.30
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Property Type

Type	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
Single Family Residence	70.82	64.87	61.10	44.49	61.36	62.09
Townhouse	1.89	2.41	2.60	3.03	2.44	2.41
Condo	6.87	11.18	9.39	17.52	10.76	9.75
Condo - High Rise >8 floors	*0.78*	*0.85*	*1.06*	*0.00*	*0.71*	*1.28*
2 Family	0.94	6.17	4.44	4.86	3.93	4.35
3 Family	0.00	0.00	1.50	3.63	1.16	3.42
4 Family	0.00	0.00	1.71	2.71	1.02	1.53
1-4 Family	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.31*
PUD	18.69	14.51	18.20	23.75	18.61	14.85
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Occupancy Status

Status	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
Primary	88.40	79.81	89.82	84.71	86.02	81.71
Second Home	4.12	3.63	2.01	2.90	3.17	3.71
Investment	7.48	16.56	8.17	12.38	10.80	14.59
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Loan Purpose

Purpose	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
Purchase	54.53	61.55	68.15	69.35	62.96	50.25
Refinance - Rate Term	24.23	16.20	12.16	6.52	15.40	17.42
Refinance - Cashout	21.23	22.25	19.68	24.13	21.64	32.34
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Original Loan to Value Ratio

Original LTV	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
<= 50.00	3.11	5.31	3.16	4.43	3.91	2.94
50.01 - 55.00	1.43	2.16	1.07	2.61	1.75	2.76
55.01 - 60.00	5.24	4.69	2.18	3.01	3.81	1.64
60.01 - 65.00	5.37	5.28	6.28	5.12	5.55	4.32
65.01 - 70.00	7.35	11.73	1.78	4.53	6.26	6.73
70.01 - 75.00	18.11	22.91	6.42	4.02	13.13	11.80
75.01 - 80.00	53.64	42.37	71.19	72.11	59.61	58.09
80.01 - 85.00	0.58	2.77	0.60	0.70	1.12	1.14
85.01 - 90.00	3.76	1.02	4.12	1.45	2.74	5.13
90.01 - 95.00	1.42	1.78	3.21	2.02	2.12	5.44
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Documentation Type

Documentation	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
Full	25.32	31.83	26.92	38.38	29.96	17.26
Reduced	61.63	49.43	59.82	51.22	56.14	58.58
No Ratio	6.33	10.23	4.54	0.99	5.66	9.11
No Income/ No Asset	6.72	7.16	8.71	9.41	7.92	15.06
Lite	0.00	1.34	0.00	0.00	0.31	0.00
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Original Term

Months	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
301 - 360	100.00	100.00	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Remaining Term

Months	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
321 - 360	100.00	100.00	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Seasoning

Months	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
0	100.00	100.00	100.00	100.00	100.00	100.00
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Initial Rate Cap

(%)	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
3.000	100.00	0.00	99.47	0.00	55.93	51.42
5.000	0.00	100.00	0.53	100.00	44.07	48.58
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Prepayment Penalty Period

Month	Group 1 (%)	Group 2 (%)	Group 3 (%)	Group 4 (%)	Group 1-4 (%)	Group 5 (%)
0	100.00	100.00	100.00	100.00	100.00	61.12
12	0.00	0.00	0.00	0.00	0.00	4.65
24	0.00	0.00	0.00	0.00	0.00	1.64
36	0.00	0.00	0.00	0.00	0.00	32.59
Total:	100.00	100.00	100.00	100.00	100.00	100.00

Group 5 Top 25 Loan Balances

ID	SCHED_BAL	LTV	CITY	STATE	ZIP	FICO	DTI_RATIO	DOC_TYPE
3569536	1770000.00	50.57100	IRVINE	CA	92603	740	41.37000	RED
120116835	1500000.00	61.22400	MALIBU	CA	90265	752	31.13000	RED
120135509	1450000.00	67.44200	HENDERSON	NV	89052	659	38.26000	FULL
120074001	1100000.00	76.92300	TEMECULA	CA	92592	677	30.59000	RED
3809485	998930.94	58.82400	STUDIO CITY	CA	91604	730	0.00000	NO RATIO
120268171	950000.00	54.28600	SUNOL	CA	94568	686	0.00000	NINA
120118274	880000.00	80.00000	ROSLYN	NY	11576	679	41.27000	FULL
120280976	875000.00	73.52900	SEA ISLE CITY	NJ	8243	679	39.91000	RED
120302154	780000.00	65.00000	LA CANADA FLINTRIDGE	CA	91011	671	35.78000	RED
120183795	750000.00	60.00000	POTOMAC	MD	20854	651	19.84000	RED
3836566	748538.37	62.50000	MUKILTEO	WA	98275	758	45.04000	RED
120211920	735000.00	70.00000	LOS ANGELES	CA	90049	712	39.80000	RED
120074078	720000.00	72.00000	SOUTH PASADENA	CA	91030	683	36.86000	RED
120065168	695000.00	71.28200	SAN DIEGO	CA	92109	721	38.14000	RED
120068607	675000.00	75.00000	ARCADIA	CA	91006	684	43.80000	RED
120273856	655000.00	74.01100	CHULA VISTA	CA	91913	674	0.00000	NO RATIO
3949072	650000.00	73.65400	PETALUMA	CA	94952	681	45.20000	RED
120109753	650000.00	75.14500	VALLEY STREAM	NY	11787	724	0.00000	NO RATIO
120084847	650000.00	79.75500	PLAYA DEL REY	CA	90293	710	34.18000	RED
3957625	648000.00	80.00000	STUDIO CITY	CA	91604	749	43.10000	FULL
120068937	641999.12	75.52900	LA CRESCENTA	CA	91214	668	35.90000	RED
120225977	641650.00	67.54200	ROSEMEAD	CA	91770	767	35.58000	FULL
3939697	636750.00	75.13300	LOS ANGELES	CA	90066	779	43.69000	FULL
120101820	628000.00	84.98000	TORRANCE	CA	90503	708	0.00000	NO RATIO
120185753	600000.00	80.00000	LAS VEGAS	NV	89145	655	38.14000	FULL